FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of April, 2003


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.






                                    BG GROUP PLC

                            FOURTH ANNUAL GENERAL MEETING

                                   22 APRIL 2003

                   RESOLUTIONS PASSED AT ANNUAL GENERAL MEETING


BG Group plc confirms that all resolutions proposed at the Annual General Meeting held on 22 April 2003 were duly passed by shareholders, including the declaration of a final dividend of 1.55 pence per ordinary share payable on 2 May 2003 to ordinary shareholders on the register of members at the close of business on 21 March 2003.

The resolutions passed also included authority for the Company to make market purchases of ordinary shares within the meaning of section 163(3) of the Companies Act.

The proxy voting figures for all resolutions at the Annual General Meeting will be available shortly on the BG Group website www.bg-group.com .


BG Group plc
22 April 2003


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 22 April 2003                                 By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary